July 6, 2012

Vincent J. Di Stefano
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Cambria ETF Trust File Nos. 333-180879 and 811-22704

Dear Mr. Di Stefano:

On April 23, 2012, Cambria ETF Trust (the “Trust” or “Registrant”) filed its initial registration statement on Form N-1A (“Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) to register with the SEC the initial series of Registrant, the Cambria Currency Strategies ETF, the Cambria Shareholder Yield ETF, the Cambria Foreign Shareholder Yield ETF and the Cambria Emerging Shareholder Yield ETF (each, a “Fund,” and together, the “Funds”) (accession number 0000898432-12-000511).

By letter dated May 23, 2012, you provided comments on the Registration Statement.  Following below is a recital of those comments and Registrant’s responses to them.  Defined terms used below have the same meanings as in the relevant Fund’s prospectus included in the Registration Statement.  The changes to the Funds’ prospectus and statement of additional information (“SAI”), as described below, are filed concurrent herewith.

Prospectus

Fund Summary

All Funds

Fees and Expenses (p.3)

Fee table disclosure indicates that the Board has not approved payments under the Fund’s 12b-1 plans.  Please confirm that the Funds will not make any payments under the plan during the twelve months immediately after effectiveness of the registration statement, or provide in the fee table an estimate of payments to be made.

RESPONSE:  Registrant confirms that the Funds will not make any payments under a rule 12b-1 plan during the twelve months immediately after the effectiveness of the Registration Statement.

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Please confirm that the contract referenced in footnote 2 to the fee table will be effective for at least 12 months after the effective date of the registration statement.

RESPONSE:  Registrant confirms that the expense limitation agreement referenced in footnote 2 to the fee table will be effective for at least 12 months after the effective date of the Registration Statement.

Does the Example assume payment of 12b-1 fees in the second and third years of the Fund’s operation?  If not, why not?

RESPONSE:  The Example does not assume payment of rule 12b-1 fees in the second and third years of the Fund’s operation because the Fund does not currently anticipate paying rule 12b-1 fees during those periods.  As you know, ETFs generally do not pay rule 12b-1 fees.  Further, certain relief granted by the Division of Trading and Markets (“T&M”) from the Securities Exchange Act of 1934 (the “1934 Act”) on which ETFs generally rely currently prohibits ETFs from paying such fees.1  For these reasons, the Funds currently do not intend to pay rule 12b-1 fees.

Please delete the penultimate sentence of the narrative disclosure in the Example, which references brokerage commissions, as it is neither required nor permitted by Form N-1A.

RESPONSE:  Registrant has deleted the identified sentence of the narrative disclosure in the Example.

Cambria Currency Strategies ETF (p.4)

Principal Investment Strategies (p.4)

Please define in plain English exchange-traded products (“ETPs”) and exchange-traded notes (“ETNs”).

RESPONSE:  Registrant has revised the disclosure to include plain English definitions of ETPs and ETNs.  Registrant has also included disclosure defining the terms “ETFs” and “forward currency contracts.”

Please disclose in plain English how the Fund decides which securities it will invest in, and when it will sell them.

RESPONSE:  Registrant has revised the disclosure to clarify that the Adviser uses quantitative models to identify which securities to purchase and sell for the Fund’s portfolio and when to purchase and sell them.

1 See Letter to Richard F. Morris, WisdomTree Trust, from Josephine J. Tao, SEC, dated May 9, 2008 (“WisdomTree Letter”) and Letter to Securities Industry Association, from Catherine McGuire, SEC, dated November 21, 2005 (“SIA Letter”).

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It appears from this disclosure that the Fund will invest in derivatives.  Do the terms of the Trust’s exemptive relief specifically permit it to invest in derivatives?  Does the exemptive relief limit in any way the percentage of net assets that can be invested in derivatives?

RESPONSE:  The Fund will not invest in futures, options or swaps; the Fund’s exemptive relief is not expected to permit it to invest in such derivatives.  The Fund will invest in forward contracts; the Fund’s exemptive relief is expected to explicitly permit it to invest in such instruments, and the exemptive relief is not expected to limit the percentage of the Fund’s net assets that can be invested in forward contracts.2

Please identify specifically the derivatives in which the Fund will invest and the specific risks of those derivatives.  See letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.  http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

RESPONSE:  The forward foreign currency contracts the Fund will use are identified in the Fund’s “Principal Investment Strategies” and the Registrant has revised the Fund’s risk disclosure to include Forward Currency Contracts Risk.

Please inform us how the Fund will value its derivatives for the purpose of complying with the 80% test of Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”).  Please explain to us whether the Fund’s derivatives will use the same value for purposes of determining compliance with Rule 35d-1 and Release 10666.  If not, why not?

RESPONSE:  The Fund is not subject to an 80% test pursuant to rule 35d-1 under the 1940 Act.  The adopting release for rule 35d-1 explicitly states that “the rule does not apply to fund names … that connote types of investment strategies as opposed to types of investments.”3  This position was reinforced by the Division of Investment Management (“Division”) in the Frequently Asked Questions about Rules 35d-1 (“FAQs”).  In FAQ 9, the Staff said, “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment.”  Here, as disclosed by the Fund’s investment objective, the Fund pursues currency strategies – namely, investments in securities and instruments that provide exposure to the global currency and bond markets – to achieve its investment objective of seeking to preserve and grow capital independent of market direction.

Notwithstanding the fact that the Fund is not subject to an 80% test under rule 35d-1, under normal circumstances the Fund will expose at least 80% of the value of its net assets (plus borrowings for investment purposes) to currency-related investments.  The Fund discloses this self-imposed 80% test and defines currency-related investments in Item 4 of the prospectus.

2 See Cambria Investment Management, Inc. and Cambria ETF Trust, File No. 812-13959 (filed Feb. 29, 2012) (“Trust Exemptive Application”), at note 7 and surrounding text.

3 Investment Company Names, Investment Company Act Release No. 24828 (Feb. 1, 2001) (“Adopting Release”), at note 43 and surrounding text.

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For purposes of measuring compliance with this 80% test, which is measured in terms of exposures, the Fund will count the notional exposure of its portfolio to currency-related investments relative to the value of its net assets (plus borrowings for investment purposes), as disclosed under the Fund’s “Principal Investment Strategies.”  Registrant believes this is appropriate for a number of reasons, including that the measurement of notional exposures is most compatible with investor expectations.  If the Fund were to use the daily fair market value of its forward currency contracts for purposes of gauging its investment exposures, there would be times where the value could be zero or very small when, in effect, the Fund’s exposure to currency fluctuations – which the Fund is designed to seek in accordance with its self-imposed 80% test – would be much more significant to the Fund’s investment strategy and performance.  Because investors would be investing with the expectation that 80% of the Fund’s exposures would be to currency-related investments, the Fund believes it is most appropriate to measure compliance with this expectation in terms of the notional amount of exposures, rather than the current market value of an instrument which, at times, would not provide a full picture of the Fund’s exposure to the currency strategies it employs.

In addition, when using forward foreign currency contracts, Fund assets will be primarily invested in a combination of U.S. dollar denominated money market instruments or other high quality debt securities, or ETFs that invest in such instruments.  Simply using the net asset value of these instruments, without accounting for the notional exposures obtained through forward foreign currency contracts, provides an incomplete picture of the Fund’s actual exposure to currency-related investments.  Thus, it is important that the Fund’s self-imposed 80% test measure exposures, rather than being based strictly upon the market values of instruments in its portfolio.

Moreover, such a measurement would be permitted for purposes of rule 35d-1’s 80% test.  In the Adopting Release for rule 35d-1, the SEC said,

The language of the proposal would have required an investment company with a name that suggests that the company focuses its investments in a particular type of security to invest at least 80% of its assets in the indicated securities.  We have modified this language to require that an investment company with a name that suggests that the company focuses its investments in a particular type of investment invest at least 80% of its assets in the indicated investments.  In appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities in included in that basket.4

Here, accordingly, as the Adopting Release indicates is appropriate, the Fund will count the notional exposure it obtains from its investments in foreign forward currency contracts (i.e., derivatives) for purposes of its self-imposed 80% test.

4 Adopting Release at note 7 (citations omitted; emphasis in original).

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The Fund will not apply a notional test to determine its compliance with applicable asset segregation requirements, as established by the SEC in Release 10666, because Release 10666, as interpreted by the Staff in the Dreyfus and Merrill Lynch no-action letters, calls for a different approach.5  Specifically, Release 10666, as interpreted in the Dreyfus and Merrill Lynch Letters, provides that the Fund will be in compliance with its asset segregation obligations by segregating (a) the gross settlement amount of long physically settled contracts, (b) the gross settlement amount, marked to market, of short physically settled contracts and (c) the net settlement amount on long and short cash settled contracts, in each case minus posted margin, collateral and cover amounts.  In sum, Release 10666 and the attendant Staff positions require the Fund to comply with its asset segregation requirements upon segregating the market value (rather than the notional value) of the Fund’s forward foreign currency contracts, which are cash settled.

For these reasons, including the SEC’s positions in the Adopting Release and Release 10666, for foreign forward currency contracts, the Fund will use, respectively, a notional value test in determining compliance with its self-imposed 80% test and a market value test in determining compliance with applicable asset segregation requirements.  Registrant believes that the different tests are appropriate given the different requirements: Registrant will ensure that it has appropriately segregated assets in accordance with Release 10666 to avoid inappropriate leveraging of the Fund, but will also ensure that it has significant exposures to foreign currency-related investments to meet investor expectations in light of the Fund’s disclosed intent that at least 80% of the Fund’s total exposures will be to such investments.

The disclosure indicates that the Fund will engage in short selling.  Please quantify the extent of the Fund’s anticipated short exposure.  How will the Fund account for the short exposure of underlying funds?  If short selling or any other techniques are used to reduce the exposure of the Fund’s long positions, will the short position be netted in determining the amount to be included in the 80% test?

RESPONSE:  The Registrant has clarified and enhanced the discussion under its “Principal Investment Strategies” concerning how it obtains short exposures.  As noted in the revised discussion, when making currency-related investments, a “long” exposure to one currency inherently creates a “short” exposure to other currencies, since exposure to one currency through a currency-related investment is measured in relation to other currencies.  For example, if the Fund obtains long exposure to the Euro, because the value of the Euro is measured in relation to other currencies, such as the US Dollar, that long exposure effectively creates a correspondingly balanced short exposure to other currencies, such as the US Dollar.  Thus, the Fund may effectively take long and short positions in particular currencies through instruments, like forward foreign currency contracts, which provide long or short exposures to such currencies.  As the disclosure also notes, through forward foreign currency contracts, the Fund may create exposures for the Fund to currencies in amounts up to two times the Fund’s net asset value, which includes both the long exposure to one currency and the corresponding short exposure to

5 See Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 8, 1979) (“Release 10666”); Dreyfus Strategic Investing (pub. avail. June 22, 1987) (“Dreyfus Letter”); Merrill Lynch Asset Management, L.P. (pub. avail. July 2, 1996) (“Merrill Lynch Letter”) (allowing segregation of liquid assets for purposes of compliance with Release 10666).

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other currencies.  Since anticipated exposures are limited to two times the Fund’s net asset value and, as explained above, any currency-related exposure necessarily involves both a long and short exposure, the Fund is effectively limiting its short exposures to 100% of its net asset value.

These exposures, however, are not the same type of exposures a fund may obtain with the traditional shorting of securities, where a fund agrees to sell a security it does not own to another party, in the hope that its value decreases.  Rather, the short exposure is the byproduct of currency trading where currency investments are valued in relation to other currencies.  Accordingly, the Fund does not intend to “double count” its exposures for purposes of determining whether 80% of the Fund’s exposures are to currency-related investments.  For example, if 3% of the Fund’s assets are invested in an ETF that invests in the Euro, or the Fund obtains notional exposure to the Euro equal to 3% of the Fund’s net assets through a forward foreign currency contract (and, in either case, inherently obtains 3% short exposure to the US Dollar), these exposures will only count as 3% of the Fund’s exposures to currency-related investments for purposes of its 80% test; they each will not count as 6% which would be the case if the short exposure to the US Dollar was counted.  In light of the unique characteristics of investing in currency-related investments and obtaining short exposures in this manner, the Fund believes these measurements are appropriate.

Although the Fund may invest in underlying funds that themselves obtain short exposures, the Fund will not “look through” underlying funds to calculate its investment exposures.  To the best of Registrant’s knowledge, the SEC has never issued any statement or other guidance requiring funds to look through underlying funds to calculate their short exposures.  The reasons for this are many, including that a fund generally will not have real-time knowledge of an underlying fund’s investment exposures or changes to such exposures.  Thus, the Fund will not separately account for the short exposure of underlying funds.

Please define “inverse exposure” in plain English, and clarify how the Fund will obtain inverse exposures to certain currencies.  How will the underlying ETFs in which the Fund will invest create inverse exposure?  If they will use derivatives, please disclose this.  Please disclose, in the section on principal risks, the risks associated with inverse exposure investments, and the limitations on the effectiveness of these investments, e.g. derivatives risks; that inverse funds may not produce the anticipated inverse returns for longer periods of time; volatility risk, or compounding error; that they have higher expense ratios than conventional ETFs; and the potential loss of the entire investment.

RESPONSE:  As noted above, the Registrant has clarified and enhanced the discussion under its “Principal Investment Strategies” concerning the inherent short exposures created through currency-related investments and what is meant by obtaining “inverse exposures” in this manner.  While the Fund may invest in ETFs that invest in currencies,

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thereby obtaining short or inverse exposure to currencies other than that invested in by such ETF, the Fund is not expected to invest in leveraged and inverse ETFs, such as a ProShares or Direxion Shares ETF.  Therefore, many of the risks identified by the Staff in this comment, which are commonly viewed as the risks of leveraged and inverse ETFs, are inapplicable to the Fund and the underlying ETFs in which the Fund will invest.  Nevertheless, in light of the fact that certain ETFs in which the Fund might invest, such as the WisdomTree currency ETFs, may invest in derivatives, Registrant his revised the disclosure consistent with the Staff’s comment.

To what extent will the Fund invest in other ETFs?  Do the terms of the Trust’s exemptive relief permit the Fund to invest in other ETFs to that extent?  Will the Fund invest in ETFs for any purpose other than to obtain inverse exposure to foreign currencies?  If so, please specify.

RESPONSE:  From time to time the Fund may invest in excess of 80% of its assets in other ETFs.  The Fund may invest in underlying ETFs as part of any one or more of the principal investment strategies set forth in the bullets in its Item 4 disclosure, and ETFs may be used to support forward foreign currency contracts.  For example, the Fund may invest in foreign currencies either directly or by investing in ETPs or ETFs that invest in foreign currencies, and Registrant has revised the Fund’s Item 4 disclosure to clarify this.  The Trust’s exemptive order is drafted to permit the Fund to invest in other ETFs without limitation, provided that the Fund does not rely on the Section 12(d)(1) Relief (as defined therein) available under the order.6

The disclosure indicates that Fund will employ leverage in various ways.  Please provide the Fund’s asset coverage/segregation policies with respect to all uses of leverage, including derivatives.

RESPONSE:  The Trust has not yet adopted formal policies related to investments in derivatives.  The Fund will comply with Release 10666 in connection with all of its derivative investments, as discussed above.

In the last sentence of the penultimate paragraph of this section, which describes how the Fund will generate investment returns, please explain how the Fund’s currency strategies may preserve and grow capital irrespective of the behavior of debt and equity markets.  In the last sentence of the paragraph, please clarify the meaning of the term “positive absolute returns.”

RESPONSE:  Registrant has revised the disclosure to clarify that the quantitative models that the Adviser will use to manage the Fund’s portfolio identify investments based on factors that, historically, have been uncorrelated with the debt and equity markets.

6 Trust Exemptive Application at note 3 and surrounding text.

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Principal Risks (p.5)

Please state prominently that a shareholder may lose money by investing in the Fund.  Please include this risk in the disclosure of all of the Funds.

RESPONSE:  Registrant has revised the first paragraph of the Funds’ Item 4 risk disclosure to include the following statement:  “An investor may lose money by investing in the Fund.”

Please disclose the risks of investing in forward currency contracts.

RESPONSE:  Registrant has revised the Fund’s Item 4 risk disclosure to include a Forward Currency Contract Risk.

Please disclose the risks associated with short-selling.

RESPONSE:  As noted above, the short exposures obtained by the Fund are the inherent byproduct of currency trading and the measurement of currencies in relation to each other, and not through the traditional short selling of securities.  Accordingly, Registrant has not added a risk factor associated with the short-selling of securities.

Will the Fund have high portfolio turnover, e.g., greater than 100%?  If so, please provide appropriate risk disclosure.

RESPONSE:  Registrant has revised the Fund’s Item 4 disclosure to include a statement that the Fund’s investment strategy could lead to high portfolio turnover and to include Portfolio Turnover Risk.  Registrant has made conforming changes to the Fund’s Item 9 disclosure.

Please disclose the risks, if any, that deliberate devaluations of currencies present to the Fund.

RESPONSE:  Registrant has revised the Fund’s Currency Exchange Rate Risk disclosure to include the risk that deliberate devaluations of currencies in which the Fund has a long position could cause the Fund to lose money.

Exchange-Traded Notes Risk (p.6)

This disclosure gives the misleading impression that ETFs and ETNs are materially similar.  ETFs are synthetic instruments; holders of ETNs have no claim on reference assets, and are subject to counterparty risks.  Please revise this disclosure accordingly.

RESPONSE:  Registrant has revised the Exchange-Traded Notes Risk consistent with the Staff’s comment.

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July 6, 2012

Leverage Risk (p.7)

This disclosure is incomplete and uninformative.  Please provide plain English disclosure of all material risks associated with the leveraging tactics the Fund and underlying funds will employ.

RESPONSE:  Registrant has revised and expanded the Leveraging Risk consistent with the Staff’s comment.  As noted above, while the Fund may invest in underlying ETFs that invest in derivatives and may themselves be subject to some leveraging risk, the Fund does not intend to invest in leveraged and inverse ETFs where leveraging risk may be more prevalent.

Purchase and Sale of Fund Shares (p.8)

How will the Fund determine whether to issue or redeem creation units in-kind or for cash?  Please provide this information for all of the Funds.

RESPONSE:  Registrant has revised the SAI disclosure regarding Creation Unit transactions consistent with the Staff’s comment.  However, since the requested disclosure is not required by Item 6 of new Form N-1A, Registrant does not believe that changes to its Prospectus disclosures are required or necessary, and respectfully declines this comment.

Performance (p.8)

Please include the disclosure required by Item 4(b)(2)(i) of Form N-1A; the requirement applies to new funds as well as existing ones.  This comment applies to all of the Funds.

RESPONSE:  Registrant has revised the Funds’ disclosure consistent with the Staff’s comment.

Cambria Shareholder Yield ETF (p.10)

Principal Investment Strategies (p.11)

This section of disclosure is unnecessarily lengthy for the Summary, and contains much jargon.  Please explain concisely, in plain English, how Cambria calculates “total yield”; and how the Fund will determine which securities to purchase and when to sell them.

RESPONSE:  Registrant has revised the first paragraph of the Fund’s principal investment strategies to clarify that “shareholder yield” is a concept dependent on numerous factors.  The disclosure has also been revised to identify more clearly the factors that Cambria considers in evaluating the shareholder yield of a security.  The disclosure has also been revised to clarify that Cambria determines which securities to purchase and sell and when to purchase and sell them based on quantitative models.

Will the Fund invest in equity securities other than common stock?  If so, please disclose the other types of securities and the risks attendant with investing in them.

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RESPONSE:  The Fund is expected to be invested almost exclusively in common stock and depositary receipts representing common stock.  Accordingly, Registrant has not revised the disclosure.

Cambria Foreign [Shareholder] Yield ETF (p.15)

Principal Investment Strategies (p.16)

Please explain in detail, in plain English, how Cambria calculates “total yield.”  Also, explain in plain English how the Fund will determine which securities to purchase and when to sell them.

RESPONSE:  Registrant has revised the first paragraph of the Fund’s principal investment strategies to clarify that “shareholder yield” is a concept dependent on numerous factors.  The disclosure has also been revised to identify more clearly the factors that Cambria considers in evaluating the shareholder yield of a security.  The disclosure has also been revised to clarify that Cambria determines which securities to purchase and sell and when to purchase and sell them based on quantitative models.

Will the Fund invest in equity securities other than common stock?  If so, please disclose which types of security and the risks attendant with owning them.  Please also clarify what, if any, types of investments are “tied economically to those countries” in addition to ADRs and GDRs.  For example, will the Fund invest in inverse ETFs, or derivatives?  How will the Fund determine whether a security is economically tied to a country?

RESPONSE:  The Fund is expected to be invested almost exclusively in common stock and depositary receipts representing common stock, and thus has not added disclosure about other types of securities.  For clarity, however, Registrant has deleted the reference to other investments “tied economically” to developed countries.  Registrant does not expect the Fund to invest in derivatives.

Principal Risks (p.17)

Foreign Investment Risk (p.17)

Please disclose the risks specific to investing in ADRs and GDRs.

RESPONSE:  Registrant has revised the Fund’s Item 4 and Item 9 risk disclosure related to Foreign Investment Risk consistent with the Staff’s comment.

Cambria Emerging Shareholder Yield ETF (p.21)

Principal Investment Strategies (p.22)

Please explain in detail, in plain English, how Cambria calculates “total yield.”  Also explain in plain English how the Fund will determine which securities to purchase and when to sell them.

File Nos. 333-180879 and 811-22704
July 6, 2012

RESPONSE:  Registrant has revised the first paragraph of the Fund’s principal investment strategies to clarify that “shareholder yield” is a concept dependent on numerous factors.  The disclosure has also been revised to identify more clearly the factors that Cambria considers in evaluating the shareholder yield of a security.  The disclosure has also been revised to clarify that Cambria determines which securities to purchase and sell and when to purchase and sell them based on quantitative models.

Will the Fund invest in equity securities other than common stock?  If so, please disclose which types of security and the risks attendant with owning them.  Please also clarify what, if any, types of investments are “tied economically to emerging markets” in addition to ADRs and GDRs.  For example, will the Fund invest in inverse ETFs, or derivatives?  How will the Fund determine whether a security is economically tied to a country?

RESPONSE:  The Fund is expected to be invested almost exclusively in common stock and depositary receipts representing common stock, and thus has not added disclosure about other types of securities.  For clarity, however, Registrant has deleted the reference to other investments “tied economically” to developed countries.  Registrant does not expect the Fund to invest in derivatives.

Principal Risks (p.23)

Foreign Investment Risk (p.23)

Please disclose the risks specific to investing in ADRs and GDRs.

RESPONSE:  Registrant has revised the Fund’s Item 4 and Item 9 risk disclosure related to Foreign Investment Risk consistent with the Staff’s comment.

Additional Information about the Funds’ Investment Strategies and Risks (p.28)

Please provide here complete disclosure of the principal strategies and risks summarized in the summary section of the Funds’ prospectuses.  See Item 9 (b) and (c) of Form N-1A.  If the Funds have any non-principal strategies, please disclose them, and the attendant risks, in this section, under a separate heading.

RESPONSE:  Registrant has revised the Funds’ Item 9 disclosure consistent with the Staff’s comment.

Distribution and Service Plan (p.40)

Please disclose that, because 12b-1 fees are paid out of the Funds’ asset on an on-going basis, over time these fees will increase the cost of investing in the Funds and may cost more than paying other types of sales charges.  See Item 12 (b) (2) of Form N-1A.

RESPONSE:  Registrant has revised the Funds’ Item 12 disclosure consistent with the Staff’s comment.  Registrant has also made conforming changes to the Item 19 disclosure in the Funds’ SAI.

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SAI

Management of the Funds (p.18)

Please revise the right column header in the Trustees and Officers table to clarify that it discloses other directorships held by the trustee in the past five years.

RESPONSE:  Registrant has revised the right column of the Trustees and Officers table consistent with the Staff’s comment.

Closing

We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.  Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

RESPONSE:  Registrant has revised the disclosure and responded to the Staff’s comments with the suggested principles in mind.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

RESPONSE:  Registrant has filed an exemptive application for relief from the 1940 Act to permit the Funds to operate as ETFs.7 Registrant also expects to submit, through the Funds’ listing exchange, a proposed rule change under rule 19b-4 under the 1934 Act for a listing standard for the Funds.  Registrant intends to rely on relief available to actively managed ETFs as a class for relief from section 11(d)(1) of the 1934 Act, rules 10b-10, 10b-17, 11d1-2, 15c1-5 and 15c1-6 under the 1934 Act, and rules 101 and 102 of Regulation M under the 1934 Act.8

*           *           *           *           *

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

The Fund is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Fund;

7 See Trust Exemptive Application.

8 See Letter to W. John McGuire, Morgan Lewis, from Joseph Furey, SEC, dated June 16, 2011; WisdomTree Letter; SIA Letter; and Frequently Asked Questions about Regulation M, Staff Legal Bulletin No. 9 (http://www.sec.gov/interps/legal/mrslb9.htm).

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Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

The Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions regarding the Registration Statement or enclosed information, please contact me directly at (202) 778-9475.

Regards, /s/ Stacy L. Fuller Stacy L. Fuller

cc:	Eric W. Richardson Cambria Investment Management, LLC Kurt J. Decko K&L Gates LLP